

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

> **Re: Iron Bridge Mortgage Fund LLC**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 3**
>   **Filed September 2, 2020**
>   **File No. 024-10777**

Dear Mr. Stascausky:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction